UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On May 28, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced the appointment of Kelly Leung as Venture Partner, effective immediately. Ms. Leung will advise the Company’s board and executive leadership on strategic partnerships, partner network expansion, platform adoption initiatives, and additional growth initiatives across Web3, AI, and digital asset sectors.

Ms. Leung brings over 25 years of experience in global strategic alliances, cross-border business development, and Web3 ecosystem development. She is currently the Co-Founder of ChainFoundry Group, an alternative asset investment platform and venture studio focused on tokenization, Web3 strategy, and digital transformation initiatives for enterprises and traditional businesses. Previously, Ms. Leung served as Vice President of Strategic Alliances and Board Member of Animoca Brands KK (Japan), as well as Chief Strategy Officer of MADworld, where she supported the development of strategic partnerships, ecosystem initiatives, and international business expansion across Asia and global markets.

A copy of the Company’s press release dated May 28, 2026 announcing the appointment of Ms. Leung is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information furnished in this Report on Form 6-K, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report on Form 6-K, including Exhibit 99.1 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding future strategic partnerships, partner network expansion, platform adoption initiatives, and additional growth initiatives across Web3, AI, and digital asset sectors. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Currenc Group Strengthens Web3 and AI Expansion with Appointment of Kelly Leung as Venture Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 28, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer